Filed by ReserveOne Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReserveOne Holdings, Inc.

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 333-291982

Date: December 23, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On December 23, 2025, ReserveOne made the below communications on its LinkedIn and X accounts.

On December 23, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, made the below communications on her LinkedIn and X accounts.

Jaime Leverton @JaimeLeverton · 1h

A LOT of people write their email password on paper... and then lose the paper. 💀

Do you REALLY expect normies to figure out self-custodying crypto and managing private keys?

Great convo with @ThinkingCrypto1 on crypto's institutionalization, why digital asset equities are critical to bringing in new investors, and more.

Watch the full video:
youtube.com/watch?v=XXpiEf...

Tony
COLD STORAGE
Thinking Crypto Founder & Author
1:34

2 1 4 527

Jaime Leverton, Chief Executive Officer of ReserveOne, was interviewed on Thinking Crypto Podcast. The excerpt of the transcript is provided below.

……

Host: Yeah, absolutely. And of course, one avenue that folks can on ramp onto Bitcoin and get exposure to this asset class is through digital asset treasuries.

And ReserveOne is looking to establish itself as one of those companies. So, give an overview of ReserveOne and the mission.

Jaime Leverton: Yeah, happy to. So we announced the raising of our PIPE and our Business Combination Agreement in early July. We raised $750 million in our PIPE. We are looking to go public via De-SPAC.

So, the current ticker is MBAV. That is the SPAC that we're looking to merge into, pending SEC approval and shareholder approval, of course. And then once the deal closes, we'll be trading under the ticker RONE.

The capital will be deployed when the transaction closes. So, for us, it's a bit of a silver lining that prices have come down a little bit, because if that remains the case, when the deal gets closed, we're able to fund into some discounted crypto, if you will. Our structure is unique.

It's not like anything else that we see in the space today. We're inspired by what we've seen from the federal government. So about 80% will be held in Bitcoin, and then 20% will be a sleeve of other assets that is really inspired by what we're hearing from the federal government that they intend to maintain in the digital asset stockpile.

So early indications are that stockpile will maintain Ethereum, Solana, ADA, XRP. So that'll be our initial allocation into alternative assets from outside of Bitcoin. We have a unique methodology for how we weigh them.

So it'll be overweight Ethereum and Solana, based on their free float market cap and ability to generate yield. The other thing unique in our structure that we're really excited about is the opportunity to allocate up to 10% of our AUM into venture opportunities, and really a unique opportunity for investors to get exposure to private market transactions through a vehicle like that that exists within the ReserveOne portfolio. So really, we've structured the company to give equity investors exposure to a diversified opportunity within the crypto ecosystem.

So really, almost a one-stop shop for exposure to owning the upgrade of the financial system as we see it.

Host: Oh, for sure. That's really great.

And I love the fact that you're diversifying because to your point, you highlight like ETH and Solana, you have the ability to generate yield and you give folks maybe access to like the top five assets by market cap, excluding stable coins. So, do you think that gives you an advantage versus picking one horse, so to speak, and just betting on that, but having a diversification? And then when there's market downturns or volatility or bear market, it'll help you have that sustainability.

Jaime Leverton: Yeah, I think diversification is important.

I mean, you don't build a portfolio based on any single asset. So really bringing that kind of portfolio mentality to what we've structured here was very intentional. We will be putting the assets to work.

So, looking to generate yield while we hold the digital assets on our balance sheet, obviously important to help cover some of the operating costs of the business. And it gives us a lot of optionality over time as market conditions change, as we see new and interesting innovations come in the space, which we always do. We've assembled a really unique management team and board of directors.

We've got a great intersection of Crypto, TradFi, Washington. We're very, very lucky to have an anticipated board that includes one of the co-founders of Tether, the chair of one of the largest exchanges in the world, Wilbur Ross, former Commerce Secretary, Chinh Chu from CC Capital, former Blackstone. We've got Coinbase represented with John D'Agostino, head of strategy for Coinbase Institutional.

Obviously, myself kind of with me at the helm. We've got Sebastian Bea, who is the former president of Coinbase Asset Management as our president and chief investment officer. So really think we've built a world-class team here to do something different and unique in the space.

And we're super excited to get going.

Host: That's quite a team. And I know John D'Agostino, I've interviewed him and he's a great guy.

So that's amazing. I love that. And, you know, some of the yield generation strategies that you have, you highlighted some staking, lending, venture allocation.

So, I'm curious, the venture allocation, will it be specifically for crypto companies or traditional companies as well?

Jaime Leverton: Certainly our intention is to stay within the ecosystem. Again, really the theme is exposure to the upgrade of the system, the financial system as we see it. So really looking to stay within the industry.

But we've got kind of a broad aperture of things that we would be interested in looking at.

Host: Oh, for sure. And then from the staking standpoint, specifically for Solana and ETH, are you reinvesting those staking rewards or are they paid out in dividends? I'm just curious what your strategy is.

Jaime Leverton: We haven't gone into specifics on the strategy, but I know we're going to get back together again in Q1. So maybe that's a good opportunity to talk more about that.

Jaime Leverton: Oh, for sure.

And then I know you're waiting SEC approval. I know the government shut down, slowed down everything, which was annoying, but you might get approval this month and you go public this month?

Jaime Leverton: Look, it's really hard to say. Obviously, we are in the process.

We're already into December. So, I think it's more likely Q1 at this point. But the team is heads down and it's absolutely our top priority.

……

Host: Oh, absolutely. It may be too early to answer this question, but I'm curious if you guys are looking at tokenization, whether that's holding tokenized assets, tokenizing your own stock eventually, or anything else, because we're seeing a race with the tokenization market right now.

Jaime Leverton: Yeah, certainly. This is something we've been talking about forever. And when would tokenization of real-world assets really start to take off? And I think we're seeing signs of that now.

Of course, we're paying super close attention to it. And I would say nothing's off the table. And again, the beauty of our structure being diversified, having the venture and opportunity within the structure really allows us to be more versatile than I think most others.

……

Host: This question I'm going to ask you, it may be a similar answer to the tokenization question I asked, and that is the use of stablecoins. Now that we have the GENIUS Act in place, there are a lot of stablecoin issuers now coming to the market, some of the big banks saying they want to do this.

Do you foresee using stablecoins in any way in the ReserveOne ecosystem for instant settlement and all the benefits there?

Jaime Leverton: Well, I think we're in a pretty unique position. We've got Reeve Collins on our board. He's one of the co-founders of Tether.

So very well-versed in the stablecoin world and ecosystem. Out of the gate, I don't think there's anything in our immediate structure, but I think broadly we believe stablecoins are going to be kind of a permanent addition to the upgrade of the system. Stablecoins will proliferate across the financial industry, and everybody will have ultimate exposure to stablecoins in one way or another.

And then again, we have the opportunity within Venture if we see projects that are unique that we like in that world in particular, obviously looking at them.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco and ReserveOne filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement of M3-Brigade and a prospectus in connection with the Proposed Business Combination (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this release is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement and other relevant materials filed or that will be filed with the SEC. Information regarding the directors and executive officers of M3-Brigade and their ownership of M3-Brigade securities is set forth in the sections entitled “Directors, Officers and Corporate Governance of M3-Brigade Prior to the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. Information regarding the directors and executive officers of Pubco and their ownership of Pubco securities upon consummation of the Proposed Business Combination is set forth in the sections entitled “Management of Pubco Following the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements,” which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding ReserveOne, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of ReserveOne and Pubco, expected operating costs of Pubco, ReserveOne and its subsidiaries, the upside potential and opportunity for investors, ReserveOne’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and ReserveOne’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company;

●	risks related to ReserveOne’s anticipated business plan and strategy that ReserveOne expects to implement upon consummation of the Proposed Business Combination, including the risk that ReserveOne’s business strategy may change significantly in the future, including moving away from its currently intended focus on crypto-related activities;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the Registration Statement, the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as otherwise required by applicable law, none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3-Brigade or any other person that the events or circumstances described in such statement are material.

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